

December 10, 2010

<u>Via U.S. Mail</u>

Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

> **Re: Noble Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 18, 2010**
> **File No. 001-07964**

Dear Mr. Fisher:

We have reviewed your filing and response letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>International, page 8</u>

<u>Eastern Mediterranean, page 10</u>

1.   In your response to our comment nine from our letter dated June 15, 2010 you state that you have not recorded any proved reserves for the Tamar field. However, we note the following:

   - you state on page 11 of the document that in 2009 you drilled a discovery well and several appraisal wells in the Tamar field offshore Israel;
   - you state that this is the largest discovery in your history;
   - you signed a 17 year agreement to sell natural gas from that field in the fourth quarter of 2009; and

- you are moving ahead with development and expect first production in 2012

Given these facts, it would appear that you have met all the requirements for the recording of proved reserves. Please tell us why you did not record any volumes of proved reserves in the Tamar field in 2009. In addition, tell us why Netherland Sewell & Associates did not review this field as it is your largest discovery. We may have further comment upon review of your response.

Proved Undeveloped Reserves, page 14

2.   You indicate that the Alba field PUD reserves represent "compression" reserves that will be reclassified to proved developed reserves during the next five years. Please tell us if you have taken a final investment decision on the installation of compression in this field and the basis for your increased reserve estimate due to compression. Also tell us why this is not just an acceleration of existing reserves that would be recovered over time without the installation of compression. The PV10 may be greater with compression because you are recovering the reserves sooner but provide us the evidence that these are also new, incremental reserves.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director